15046103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 66620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moreton Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 South 200 East, Suite 300
(No. and Street)

Salt Lake City (City) Utah (State) 84111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Williams 801-869-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HJ & Associates, LLC
(Name – *if individual, state last, first, middle name*)

50 West Broadway, Suite 600 (Address) Salt Lake City (City) Utah (State) 84101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MW 3/12

MW 3/13

MORETON CAPITAL MARKETS, LLC
OATH OR AFFIRMATION TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

I, Andrew Robbins, Managing Member of Moreton Capital Markets, LLC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplementary schedules pertaining to Moreton Capital Markets, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any member has any proprietary interest in any account classified solely as that of a customer.

Andrew Robbins
Managing Member

Subscribed and sworn to before me this
27 day of Feb, 2015

Notary Public
Residing in Salt Lake County, Utah

My Commission Expires 06/06/2018

JUDY PARRY
Notary Public State of Utah
My Commission Expires on:
June 6, 2018
Comm. Number: 678067

MORETON CAPITAL MARKETS, LLC

FORM X-17A-5 WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2014

MORETON CAPITAL MARKETS, LLC

TABLE OF CONTENTS

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Firms
Moreton Capital Markets, LLC
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Moreton Capital Markets, LLC (the Company) as of December 31, 2014, and the related statement of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moreton Capital Markets, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of Moreton Capital Markets, LLC's financial statements. The Supplemental Information is the responsibility of Moreton Capital Markets, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects,in relation to the financial statements as a whole.

HJ & Associates LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 25, 2015

MORETON CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current assets:	
Cash	$ 536,259
Commissions receivable	131
Deposits & prepaid expenses	3,172
Total current assets	539,562
Total Assets	$ 539,562

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 2,601
Total current liabilities	2,601
Members' equity	536,961
Total Liabilities and Members' Equity	$ 539,562

The accompanying notes are an integral part of the financial statements.

MORETON CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Commissions and fees	$ 34,231
Total revenues	34,231
Expenses:	
Office rent and administrative services	31,248
Professional fees	23,878
Insurance	3,689
Regulatory fees	3,746
Education and training	1,396
Service charges	532
Miscellaneous	1,548
Total expenses	66,037
Net Loss	$ (31,806)

The accompanying notes are an integral
part of the financial statements.

MORETON BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net Loss	$ (31,806)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in assets:	
Commissions receivable	206
Deposits and prepaid expenses	(166)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	2,545
Net cash used in operating activities	(29,221)
Cash flows from investing activities:	
Net cash provided by investing activities	--
Cash flows from financing activities:	
Member contributions	500,000
Net cash provided by financing activities	500,000
Net increase in cash	470,779
Cash, beginning of year	65,480
Cash, end of year	$ 536,259

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income taxes	$ --
Interest	$ --

The accompanying notes are an integral
part of the financial statements.

MORETON CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Members' equity, December 31, 2013	$ 68,767
Member contributions	500,000
Net income (loss)	(31,806)
Members' equity, December 31, 2014	$ 536,961

The accompanying notes are an integral part of the financial statements.

MORETON CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

a. Business

Moreton Capital Markets, LLC (a Utah Limited Liability Company) was formed in 2004 under the laws of the state of Utah. The Company is governed by the Operating Agreement of Moreton Capital Markets, LLC dated July 19, 2004. The Operating Agreement provides that the Company is to terminate on December 31, 2054 unless terminated earlier in accordance with the terms of the Operating Agreement.

According to the terms of the Operating Agreement, after the initial contributions are made, members have no further obligation to contribute additional amounts of capital to the Company, unless otherwise approved by the members. In addition, the liability of the members of the Company is limited to the members' equity.

The Company began operations as a securities broker dealer in January, 2005. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business is principally limited to sharing commissions with three other FINRA member firms for the referral of customers for mutual funds and variable annuity insurance products. The Company operates in the state of Utah and has securities transactions with customers within Utah and numerous other states where the Company is registered.

b. Revenue Recognition

Commission revenue is recorded in the accounts on a trade date basis, which is the day the transaction is executed. Fees are recorded when earned and transactions have been fully consummated.

c. Customer Security Transactions

The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

d. Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid cash investments with an original maturity of three months or less to be cash equivalents.

e. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

f. **Income Taxes**

The Company is taxed as a partnership for federal and state income tax purposes, and therefore no provision for income taxes has been recognized in the financial statements. Income of the Company is allocated to the members based upon their ownership percentage and reported on their respective individual income tax returns.

Management has evaluated the tax positions by the Company and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of ASC 740. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for the tax years prior to 2011.

g. **Fair Value of Financial Instruments**

The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those instruments.

2. COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due from other broker dealers, for commissions and fees earned through December 31, 2014. Amounts due were received in the subsequent two months, therefore, an allowance for doubtful accounts was not considered necessary.

3. RELATED PARTY TRANSACTIONS

In August of 2004, the Company entered into an *Office and Administrative Services Agreement* with another company with common ownership. Under the terms of this agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business. Office rent and administrative services of $31,248 was charged to operations during the year ended December 31, 2014. The future minimum payments required by the *Office and Administrative Services Agreement* at December 31, 2014 are $31,248 through December 2015.

4. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2014, the Company's net capital was $533,789 which was $528,789 in excess of the $5,000 minimum required.

5. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Market Risk

The Company does not invest in securities for its own account and, therefore is not directly subject to market risk.

Credit Risk

Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

6. CONCENTRATION OF CREDIT RISK

The Company currently maintains its bank accounts at one financial institution. Accounts at an institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2014, the Company had one account that exceeded the FDIC insured amount by $250,000.

7. SIGNIFICANT BUSINESS RELATIONSHIPS

As discussed in note 1, the Company's business is principally limited to sharing commissions with three other FINRA member firms for the referral of customers for mutual funds and variable annuity insurance products. Loss or impairment to any of those business relationships may negatively impact the Company's results of operations.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2015, the date on which the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported.

MORETON CAPITAL MARKETS, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2014

MORETON BROKERAGE SERVICES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND RECONCILIATION
TO RESPONDENT'S UNAUDITED COMPUTATION
DECEMBER 31, 2014

Total members' equity	$ 536,961
Deduct: equity not allowable for net capital	--
Total members' equity qualified for net capital	536,961
Liabilities subordinated to claims of general creditors allowable in computation of net capital	--
Total capital and allowable subordinated liabilities	536,961
Total non-allowable assets from the Statement of Financial Condition	(3,172)
Total other deductions	--
Total deductions and/or charges	(3,172)
Net capital before haircuts on securities positions	533,789
Haircuts on securities	--
Net capital per audit	$ 533,789

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's unaudited computation	$ 533,789
Net increase in members' equity	--
Net (increase) in non-allowable assets	--
Net capital per audit	$ 533,789

MORETON CAPIAL MARKETS, LLC
SCHEDULE II
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2014

Total Aggregate Indebtedness	$ 2,601
Ratio of aggregate indebtedness to net capital	.00487 : 1

MORETON CAPITAL MARKETS, LLC
SCHEDULE III
EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2014

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	$2,500 capital category; as per Rule 15c3-1	______
B.	"Special Account for the Exclusive Benefit of Customers" maintained	X
C.	All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm ______________.	______
D.	Exempted by order of the Commission	______

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members of the Firm
Moreton Capital Markets, LLC
Salt Lake City, UT

We have reviewed management's statements, included in the accompanying Schedule III, in which Moreton Capital Markets, LLC stated that (a) Moreton Capital Markets, LLC may file an exemption report because the Company had no obligations under 17 C.F.R. § 240.15c3-3 and (b) Moreton Capital Markets, LLC had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception. Moreton Capital Markets, LLC's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that Moreton Capital Markets had no obligations under 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

HJ & Associates, LLC

HJ & Associates
Salt Lake City, Utah
February 25, 2015

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To Members of the Firm
Moreton Capital Markets, LLC
Salt Lake City, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Moreton Capital Markets, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to check copies, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 25, 2015

Amended

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*********3136*********************MIXED AADC 220
066620 FINRA DEC
MORETON CAPITAL MARKETS LLC
101 S 200 E STE 300
SALT LAKE CITY UT 84111-2006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steven Hymas (801)715-7041

2. A. General Assessment (item 2e from page 2)	$ 85
B. Less payment made with SIPC-6 filed (exclude interest) 7/28/14 Date Paid	(38)
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	47
E. Interest computed on late payment (see instruction E) for______days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 47
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 47
H. Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Moreton Capital Markets
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of January, 2015.

Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ~~34,100~~ 34,231
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ ~~34,100~~ 34,231
2e. General Assessment @ .0025	$ 85
	(to page 1, line 2.A.)